Exhibit 1.6

For Immediate Release

CDC Corporation Reports Record Financial Results, Including an Increase of 392% in
Adjusted Net Income, for the First Quarter of 2006

Robust Growth in Revenue and Profit Driven by Online Games and Portals,
Enterprise Software Licenses and Business Services

Beijing, Atlanta, May 25, 2006 — CDC Corporation (NASDAQ: CHINA) focused on enterprise software, through its CDC Software subsidiary, and on mobile applications and online games through its China.com Inc. (“China.com”) subsidiary, today announced its financial results for the first quarter 2006 ended March 31, 2006.

The company exceeded its preliminary estimated ranges for both revenue and adjusted net income*. Actual revenues were US$64.6 million compared to an estimated range of US$63.8 million to $64.2 million. Adjusted net income* was US$5.9 million, compared to an estimated range of US$4.8 million to US$5.1 million.

HIGHLIGHTS

•	Total revenue for Q1 2006 was US$64.6 million, up 14.9% from US$56.2 million in Q1 2005

•	Total revenue from CDC Software for Q1 2006 was US$53.0 million, up 13.7% from US$46.6 million in Q1 2005

•	Total revenue from China.com Inc. for Q1 2006 was US$11.5 million, up 19.8% from US$9.6 million in Q1 2005

•	Adjusted net income* for Q1 2006 was US$5.9 million, up 392% from US$1.2 million in Q1 2005

•	Adjusted earning per share ** is $0.0529 for Q1 2006 vs $0.0111 for Q1 2005

•	Non-GAAP net cash and cash equivalents*** was US$216.8 million as of March 31, 2006

“I am very pleased with this solid start to 2006 in both our global enterprise software business and the China-based mobile applications and online gaming businesses,” said Peter Yip, Executive Vice Chairman and CEO of CDC Corporation. “We have delivered solid year-over-year improvements in the most important financial metrics.”

“Looking forward, we are very optimistic on the company’s outlook for 2006 and beyond. A new, strategic partnership with Microsoft, as well as our recently launched Franchise Partner Program, are expected to provide additional traction in our distribution channels and broaden our reach in targeted growth markets. Additionally, the momentum in our core business and financial flexibility from our strong balance sheet give us confidence in our ability to achieve our operating plan and growth objectives for 2006.”

REVENUE SUMMARY

CDC Software
Total software revenues in Q1 2006 were US$53.0 million, an increase of 13.7% from US$46.6 million in Q1 2005. Consulting and services revenues were US$28.8 million in Q1 2006, an increase of 21.5% from US$23.7 million in Q1 2005. Software license revenues were US$8.8 million in Q1 2006, up 7.3% from US$8.2 million in Q1 2005. Maintenance revenues were US$15.4 million in Q1 2006, up 5.5% from US$14.6 million in Q1 2005.

China.com
Total revenues for China.com during Q1 2006 were US$11.5 million, an increase of 19.8% from US$9.6 million in Q1 2005. Total MVAS revenue for Q1 2006 was US$8.6 million, representing 74.8% of total revenues for China.com. The remaining 25.2% of China.com’s revenues were attributable to its Internet and media businesses.

UNIT OPERATIONS SUMMARIES

CDC Software Operating Summary
During the quarter, software, consulting and services revenues were balanced geographically with the Americas contributing 44% of the total, Europe Middle East and Africa contributing 40% and Asia Pacific contributing 16%.

SG&A as a percentage of revenue for the quarter was 32.5% compared to 41.5% during Q1 2005. The majority of this improvement resulted from the company’s continuing focus on consolidation of redundant operations and its focus on cost control overall.

Research and development as a percentage of revenue for the quarter was 9.3% compared to 10.1% during Q1 2005. Although total development staffing increased during this period, the financial improvement resulted from the increasing use of development resources in the company’s low-cost development centers in India and China.

Overall maintenance retention rates exceeded 90%, indicating a high degree of customer satisfaction and continued growth in overall maintenance revenues. This is significantly better than the industry average for maintenance retention which is believed to be approximately 85%.

New customers accounted for 43% of total software license revenue for the quarter which continues to be among the highest in the enterprise software industry. This balanced revenue mix indicates continued healthy expansion of the business and strong demand for industry-specific applications from new customers.

Worldwide, CDC Software signed 55 new customers, including major account wins in all key geographies. In the rapidly-expanding China market, 16 new customers were signed and total revenues for CDC Software in China increased by 24% compared to the same period a year ago.

During the quarter, repeat business with existing customers continued to be strong including add-on sales and upgrades with over 150 companies in all strategic industries including financial services, discrete and process manufacturing, homebuilding, and distribution. Savills, a leading global property services firm, is expanding their use of Pivotal to include all CRM, marketing automation and analytics applications as the engine for their entire front office operations. Royal Ahold and NorgesGruppen, leading retail chains in Europe, deepened their commitments to the IMI Order Management and Warehouse Management solutions. Hanson Brick, the largest brick manufacturer in North America, extended their investment in the Ross ERP beyond manufacturing and distribution to include the full suite of financial applications.

New products launched during the quarter support the growing need for mobility among CDC Software customers. The new Pivotal Handheld solution provides mobile access to CRM data and functionality via BlackBerry® wireless handheld devices. Pivotal’s first customer for the solution, which is in the financial services industry, is deploying Pivotal Handheld to allow their mobile sales representatives to view customer sales history, record meeting notes and schedule new meetings using their BlackBerry devices. The Ross ERP system has been enabled with additional mobile support to streamline automated collection of manufacturing and inventory information using PocketPC devices. Additionally, the inventory and warehouse management systems have been enabled with RFID support for customers in the food, pharmaceutical and consumer products industries. The first customer of the Ross RFID solution is utilizing the solution to enable compliance with the RFID product labeling requirements recently mandated for all leading suppliers to Wal-Mart Stores, Inc.

The RossWorld annual user conference was recently held in Atlanta, Georgia. Customer attendance set a new record, exceeding the prior mark by more than 13%. Prospective customers in attendance were at an all-time high as well. The forum allowed attendees to share success stories and experiences with their Ross’ solutions, as well as learn about upcoming products through information sessions and hands-on test-drives. Attendees also provided input for future products and services through industry-specific forums focused on addressing the evolving needs and requirements of each indstry.

China.com Operating Summary
In Q1 2006, the China.com portal listed four strategic focus areas: (1) build China.com’s Chinese website as a portal for Chinese professionals; (2) build China.com’s English channel as a leading gateway to China; (3) leverage the value of China.com’s URL; (4) prepare for the launch of new products and services, such as Software as a Service (SaaS), to existing enterprise clients.

In connection with the first two focus areas, the China.com portal (1) launched a Lifestyle Channel targeted at professionals; (2) revamped its English channel and (3) built an in-house production team comprising former CCTV editors, writers and producers to produce an online video program, The Straight Show. Planned for launch in May, the program is targeted at a new group of online users, and is meant to reinforce China.com’s brand equity and further position China.com as a content provider for the upcoming next generation of 3G products.

Also in Q1 2006, China.com signed a contract with strategic partners to jointly launch Italy.China.com. The new website, which leverages the value of China.com’s URL, provides Chinese internet users with the latest Italian content in fashion, music, tourism, football and gourmet cooking, and serves as a gateway for Italian and other European businesses to enter the China market. Negotiations for Korea.China.com and additional country-specific portals are underway.

In Q1 2006, total mobile services and applications revenues amounted to US$8.6 million. Wireless application protocol (WAP) revenue grew by 36% on a quarter-on-quarter basis, driven by a number of promotional activities to boost the user base and average revenue per user.

During the quarter, China.com achieved a more balanced revenue mix from its mobile services and applications. Revenue contribution from short messaging services (SMS), WAP, interactive voice response (IVR) and multimedia messaging services (MMS) amounted to 36%, 30%, 23% and 11%, respectively, compared to 56%, 20%, 17% and 7%, respectively, in Q1 2005. In addition, the company signed a number of exclusive contracts with music companies to offer some of the most popular music albums of pop singers to its users.

CDC Games Operating Summary
In Q1 2006, CDC Games’ primary online game, Yulgang, sustained strong growth momentum. As of end of Q1 2006, peak concurrent users for CDC Games reached 330,000, representing a 27% increase from end of Q4 2005. Total registered accounts exceeded 22 million, up 47% from Q4 2005. The total number of items sold reached 7.4 million, an increase of 196% from end of Q4 2005. Server groups throughout China numbered 43, up 19% from Q4 2005.

At the end of Q1 2006, as CDC Games became the 100% owner of 17game, we began consolidating 17game revenue. Our April revenue for games, US$2.2 million, showed an 18% increase from March revenue, continuing the strong growth trend.

Leveraging the momentum created by Yulgang’s free-to-play business model, CDC Games is negotiating two new online games with the same business model. The deals are expected to be closed in 2nd half of 2006.

In addition, the China.com and CDC Games management teams are working with a number of financial advisors who are exploring various options for unlocking value in CDC Games for the shareholders of CDC Corporation and China.com.

OTHER DEVELOPMENTS

Leveraging Synergies Between CDC Software and China.com
During the quarter, CDC Software prepared to deliver enterprise software applications as hosted services using the Software as a Service (SaaS) delivery model in China, beginning in July of 2006. CDC Software is specially positioned to rapidly launch hosted applications by leveraging the broad infrastructure established throughout the country by its sister company, China.com. The July launch will begin with CDC Software’s human resources (HR/Payroll) applications delivered as hosted services. These will be followed by the company’s customer relationship management (CRM) applications for sales force automation, and supply chain management (SCM) applications for forecasting, planning and factory scheduling. These applications, offered on a subscription basis with low up-front costs, will be sold throughout China through both direct and indirect sales channels.

Microsoft Partnership
CDC Software and Microsoft recently signed a strategic, multiphase partnership agreement to provide both on-premise and hosted enterprise applications. The initial phase of the agreement includes joint promotion and delivery of Microsoft Dynamics™ CRM and CDC Software c360 CRM add-on applications in China, beginning in September 2006. The second phase of the agreement includes plans for the companies to develop and deliver c360 CRM add-on applications and Microsoft Dynamics CRM applications as hosted, on-demand services in China. The Software as a Service (SaaS) CRM offerings, planned for December 2006, will leverage the broad infrastructure established throughout China by China.com. The first two phases of the agreement, focused on the promotion and delivery of CRM applications in China, sets the stage for additional enterprise applications to be offered in other geographies worldwide in the future.

Franchise Partner Program
In April 2006, CDC Software launched its Franchise Partner Program, which includes $20 million earmarked for investment in channel partners. CDC Software is working to establish strategic relationships with selected franchise partners to accelerate mutual business expansion in targeted geographic markets, including Eastern Europe, the Middle East, Latin America, India and China. Through direct cash investments, equity investments, lines of credit or a combination of these, CDC will invest up to $20 million in selected distribution franchise partners on a case-by-case basis. The investments will be used to help these partners grow their businesses through expanded marketing and sales programs, and accelerated product localization. The company is currently in negotiation with channel partners, and expects to announce its first franchise partners in the next quarter.

Share Repurchase Program and Management Purchases
The company extended the 2005 stock repurchase program which authorizes the repurchase, at the discretion of the senior management, of up to $20 million of the Company’s common shares for an additional twelve months until May 2007. As of May 24, 2006, the company has purchased approximately 1,032,000 shares. In addition, senior management of the Company, including the CEO, have purchased over 440,000 of the Company’s common shares during the past 3 months.

Unlocking Shareholder Value
Company executives have been meeting with various financial advisors who have been recommending options for unlocking value for the shareholders of CDC Corporation. The recommendations under consideration include a potential carve-out or spin-off of CDC Software as a standalone company. Senior executives have also met with potential candidates to serve as independent directors on the CDC Software board of directors and expect to finalize such appointments in the next few months.

BALANCE SHEET

The balance sheet as of March 31, 2006 included Non-GAAP net cash and cash equivalents** of US$216.8 million.

OUTLOOK FOR Q2 2006

Q2 2006
For the quarter ending June 30, 2006, CDC Corporation expects revenues to be in the range of US$70.6 million to US$71.6 million, an increase of approximately 10% over the same period a year ago. Adjusted net income is expected to range between US$5.8 million and US$6.3 million, an increase of approximately 13% over the same period a year ago.

###

Editor Notes
Technology Abbreviations: 1) MMS: Multimedia Messaging Service, 2) IVR: Interactive Voice Response, 3) WAP: Wireless Application Protocol, 4) SMS: Short Message Service, 5) MMORPG: Massive Multi-player Online Role Playing Games, 6) MVAS: Mobile Value Added Services.

Non-GAAP Financial Measures
To supplement the financial measures prepared in accordance with United States generally accepted accounting principles (“GAAP”), the company uses Non-GAAP financial measures for net income and other line items, which are adjusted from results based on GAAP. These Non-GAAP measures are provided to enhance the user’s overall understanding of the company’s current financial performance and its prospects for the future. The company believes the Non-GAAP results provide useful information to both management and investors. All references to Non-GAAP in this press release should be read in conjunction with the more detailed financial statements included at the end of this press release. Although the company continues to report GAAP results to investors, it believes the inclusion of Non-GAAP financial measures provides further clarity in its financial reporting. These Non-GAAP financial measures may be different from Non-GAAP financial measures used by other companies, and should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP measures.

• Adjusted Net Income

Reconciliation from GAAP results to Adjusted Net Income results:	1Q 2005	1Q 2006
GAAP net income/ (loss)	(3,719)	1,483
Add back revenue impact of deferred maintenance revenue
write down related to the acquisition of subsidiaries	339	8
Add back amortization of purchased intangibles related to the
acquisition of subsidiaries	3,168	2,515
Add back stock compensation expenses related to the
acquisition of subsidiaries	640	1,122
Add back deferred tax impact related to acquisition of
Subsidiaries	562	558
Add back restructuring expenses	0	214
Add back litigation settlement	242	-
Net income — non-GAAP	1,232	5,900

Weighted Shares Outstanding	110,921,681	111,457,167
** Adjusted earning per share
Reconciliation from EPS to Non-GAAP EPS:	1Q 2005	1Q 2006
EPS	(0.0335)	0.0133
Add back revenue impact of deferred maintenance revenue
write down related to the acquisition of subsidiaries	0.0031	0.0001
Add back amortization of purchased intangibles related to the
acquisition of subsidiaries	0.0286	0.0226
Add back stock compensation expenses related to the
acquisition of subsidiaries	0.0058	0.0101
Add back deferred tax impact related to acquisition of
Subsidiaries	0.0051	0.0050
Add back restructuring expenses	0.0000	0.0019
Add back litigation settlement	0.0022	-
Non-GAAP EPS	0.0111	0.0529

***Non-GAAP Cash, Cash Equivalents and Short Term Investments, Net of Debt

Reconciliation of GAAP Cash and Cash Equivalents
to Non-GAAP Cash and Cash Equivalents
(In US$ Thousands)	Q4 2005	Q1 2006
Cash and cash equivalents	93,691	91,951
Add restricted cash	2,086	2,912
Add debt securities	148,147	134,956
Less total debt	-26,249	-13,017
Non-GAAP cash and cash equivalents, net of total debt	217,675	216,802

Conference Call
The company’s senior management will host a conference call for financial analysts and investors, today, Thursday, May 25, 2006 at 9:00 am EDT (For Asian participants, this is 9:00 pm Hong Kong time on May 25, 2006).

USA-based Toll Free Number: +1 877 692 2592
US Toll Number: +1 973 582 2700
Passcode: 7416508
Call Leader: Scot McLeod

Webcast:
http://phx.corporate-ir.net/phoenix.zhtml?p=irol-eventDetails&c=78433&eventID=1322090

Instant Replay
For those unable to call in or listen to the live broadcast via the web, a replay will be available after the call at www.cdccorporation.net under INVESTOR RELATIONS or via Instant Replay by calling INTERNATIONAL Toll Number: +1 973-341-3080, US and CANADA Toll Free Number: +1 877-519-4471, Passcode: 7416508. The instant replay will be available until June 1, 2006.

About CDC Corporation
CDC Corporation (NASDAQ: CHINA) is focused on enterprise software, mobile applications and online games. As part of its strategic review, the company has reorganized into two primary operating business units, CDC Software and China.com Inc. For more information about CDC Corporation, please visit the website http://www.cdccorporation.net

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected revenues, non-GAAP net income, non-GAAP cash, the launch of The Straight Show, the launch of Korea.China.com and additional country-specific portals, the launch of a new on-line game by 17game, the ability to unlock shareholder value in CDC Games, the launch of SaaS utilizing the China.com portal, the provision of enterprise applications both on-premise and via SaaS through an agreement with Microsoft, the entry into franchise partner agreements with channel partners, and the ability to unlock shareholder value through a potential carve-out of CDC Software. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of current, new and potential customers, suppliers and strategic partners; (c) the ability to integrate operations or new acquisitions including 17game in accordance with the company’s business strategy; (d) the effects of restructurings and rationalization of operations; (e) the ability to address technological changes and developments including the development and enhancement of products; (f) the ability to develop and market successful Advanced Mobile Products; (g) the entry of new competitors and their technological advances; (h) the need to develop, integrate and deploy enterprise software applications to meet customer’s requirements; (i) the possibility of development or deployment difficulties or delays; (j) the dependence on customer satisfaction with the company’s software products and services; (k) continued commitment to the deployment of the enterprise software solutions; (l) risks involved in developing software solutions and integrating them with third-party software and services; (m) the continued ability of the company’s enterprise software solutions to address client-specific requirements; (n) demand for and market acceptance of new and existing enterprise software and services and the positioning of the company’s solutions; and (o) the ability of staff to operate the enterprise software and extract and utilize information from the company’s enterprise software solutions. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2004 on Form 20-F/A filed on October 11, 2005. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

For further information, please contact:
Investor Relations
Craig Celek, VP Investor Relations
Tel : 1 (212) 661 2160
Fax : 1 (646) 827 2421
e-mail : craig.celek@cdccorporation.net

CDC Corporation
Consolidated Statement of Operations
(Amounts in thousands of U.S. dollars, except per share data)

	Three months ended,	Three months ended,
	March 31, 2005	March 31, 2006	GAAP	GAAP
	(unaudited)	(unaudited)	variance	%
Revenues
Software	37,207	40,132	2,925	8%
Business services	9,383	12,908	3,525	38%
Mobile services and applications	7,300	8,581	1,281	18%
Internet and media	2,341	2,956	615	26%

	56,231	64,577	8,346	15%

Cost of revenues
Software	(15,273)	(16,690)	(1,417)	9%
Business services	(6,190)	(8,512)	(2,322)	38%
Mobile services and applications	(3,423)	(3,576)	(153)	4%
Internet and media	(863)	(1,203)	(340)	39%

	(25,749)	(29,981)	(4,232)	16%

Gross profit	30,482	34,596	4,114	13%
Gross margin %	54%	54%
Selling, general and administrative expenses	(24,963)	(24,359)	604	-2%
Research and development expenses	(4,774)	(4,949)	(175)	4%
Depreciation and amortization expenses	(4,082)	(3,395)	687	-17%
Restructuring expenses	—	(214)	(214)	n/a

	(33,819)	(32,917)	903	-3%

Operating income/(loss)	(3,337)	1,680	5,017	-150%
Interest income	2,105	1,786	(319)	-15%
Interest expense	(461)	(272)	189	-41%
Gain on disposal of available-for-sale securities	(38)	48	86	n/a
Impairment of available-for-sale securities	—	—	—	n/a
Gain/(loss) on disposal of subsidiaries and investments	(259)	—	259	-100%
Share of losses in equity investees	(368)	681	1,049	-285%

Income/(loss) before income taxes	(2,358)	3,923	6,281	-266%
Income taxes expenses	(810)	(1,367)	(557)	69%

Income/(losses) before minority interests	(3,168)	2,556	5,724	-181%
Minority interests in income of consolidated subsidiaries	(551)	(1,073)	(522)	n/a

Income/(losses) from continuing operations	(3,719)	1,483	5,202	n/a

Basic earnings/(losses) per share	(0.0335)	0.0133	0.0468	n/a

Diluted earnings/(losses) per share	(0.0335)	0.0133	0.0468	n/a

Weighted average number of shares	110,921,681	111,457,167
Diluted number of shares	110,921,681	111,466,555
Reconciliation from GAAP results to non-GAAP results:
GAAP net income/(loss)	(3,719)	1,483	5,202	-140%
Add back revenue impact of deferred maintenance revenue write down related to the acquisition of subsidiaries	339	8	(331)	-98%
Add back amortization of purchased intangibles related to the acquisition of subsidiaries	3,168	2,515	(653)	-21%
Add back stock compensation expenses related to the acquisition of subsidiaries	640	1,122	482	75%
Add back deferred tax impact related to acquisition of subsidiaries	562	558	(4)	-1%
Add back restructuring expenses	—	214	214	n/a
Add back litigation settlement	242		(242)	n/a
Net income — non-GAAP	1,232	5,900	4,668	379%

Basic earnings per share — non-GAAP	0.0111	0.0529	0.0418	377%

Diluted earnings/ (losses) per share — non-GAAP	0.0111	0.0529	0.0418	377%

Note: Within CDC Corporation’s Consolidated Statement of Operations all of CDC Software’s results are now reflected in two segments, Software and Business Services. The company has moved two Australian database marketing businesses into the Business Services segment from the prior Advertising and Marketing Activities segment. Within CDC Corporation’s Consolidated Statement of Operations all of China.com Inc.’s results are now reflected in two segments, Mobile Services and Applications and Internet and Media which was renamed from the original Advertising and Marketing Activities segment. Internet and Media is now comprised of the company’s Portal and its Singapore-based publishing business, TTG. China.com Inc’s online games business, which is accounted for using the equity method and is not consolidated, is not currently a segment. Due to the equity accounting treatment, online games revenues are not reflected in the company’s consolidated revenues. However, under Hong Kong GAAP the unit consolidates the online games business and revenues and it is reported as a segment in China.com Inc.’s Hong Kong GAAP financial statements

CDC Corporation
Consolidated Balance Sheet
(Amounts in thousands of U.S. dollars)

	December 31, 2005	March 31, 2006
	(unaudited)	(unaudited)	Variance	%
ASSETS
Current assets:
Cash and cash equivalents	93,691	91,951	(1,740)	-2%
Restricted cash	2,086	2,912	826	40%
Accounts receivable	46,753	49,610	2,857	6%
Deposits, prepayments and other receivables	9,117	12,947	3,830	42%
Available-for-sale debt securities	23,118	21,304	(1,814)	-8%
Restricted debt securities	11,838	8,917	(2,921)	-25%
Available-for-sale equity securities	659	0	(659)	-100%
Deferred tax assets	591	530	(61)	-10%

Total current assets	187,853	188,171	318	0%
Loan receivables	25,000	25,000	—	0%
Interest receivables	1,628	1,813	185	11%
Property and equipment, net	5,995	6,323	328	5%
Goodwill	190,418	190,970	552	0%
Intangible assets	73,885	73,185	(700)	-1%
Investment in equity investees	5,594	6,275	681	12%
Investments under cost method	220	220	—	0%
Restricted debt securities	20,432	19,732	(700)	n/a
Available-for-sale debt securities	92,763	85,003	(7,760)	n/a
Deferred tax assets	3	69	66	n/a
Other assets	4,306	4,328	22	1%

Total assets	608,097	601,089	(7,008)	-1%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	12,286	10,416	(1,.870)	-15%
Other payables	3,089	4,029	940	30%
Purchase consideration payable	1,229	0	(1,229)	-100%
Accrued liabilities	32,296	33,309	1,013	3%
Accrued pension liability	662	762	100	15%
Short-term loans	26,249	13,017	(13,232)	-50%
Deferred revenue	35,845	39,942	4,097	11%
Income tax payable	2,587	3,097	510	20%
Deferred tax liabilities	0	3	3	n/a

Total current liabilities	114,243	104,575	(9,668)	-8%
Deferred tax liabilities	4,046	3,969	(77)	-2%
Other liabilities	439	395	(44)	-10%
Accrued pension liability	1,011	636	(375)	-37%
Minority interests	49,044	50,202	1,158	2%
Shareholders’ equity:
Share capital	28	28	—	0%
Additional paid-in capital	676,003	676,003	—	0%
Treasury stock	(4,032)	(4,067)	(35)	1%
Accumulated deficits	(231,762)	(230,279)	1,483	-1%
Accumulated other comprehensive income	(923)	(373)	550	-60%

Total shareholders’ equity	439,314	441,312	1,998	0%

Total liabilities and shareholders’ equity	608,097	601,089	(7,008)	-1%

Number of outstanding shares	111,364,999	111,655,585